Exhibit 99.1

Cipher Pharmaceuticals Announces Plans to Voluntarily Delist from NASDAQ

MISSISSAUGA, ON, Nov. 29, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (TSX:CPH; NASDAQ:CPHR) ("Cipher" or "the Company") today announced that its Board of Directors has approved the voluntary withdrawal of its common shares from NASDAQ and the voluntary de-registration of its common shares under the U.S. Securities Exchange Act. Cipher's common shares will continue trading on the Toronto Stock Exchange ("TSX"), where the Company has been listed since 2004.

"Consistent with our commitment to increasing profitability and driving shareholder value, our Board concluded that eliminating these significant expenses outweighed the benefits of maintaining the U.S. listing at this point," said Stephen L. Lemieux, Interim Chief Executive Officer, Chief Financial Officer and Secretary of the Company. "The TSX has been our primary market and represents a higher percentage of our trading volume."

Cipher plans to file a Form 25 with the Securities and Exchange Commission (the "SEC") approximately 10 days after the date hereof and expects that its common shares will cease trading on NASDAQ on or about December 12, 2016. The Company expects to cease filing reports with the SEC in the first quarter of 2017. Cipher's audited annual and unaudited interim quarterly financial statements, press releases and other information will continue to be available on SEDAR and the Company's website at www.cipherpharma.com

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, there is no certainty that the consideration of strategic alternatives will result in any transaction or alternative being undertaken or pursued, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our long-term debt arrangement ; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the common shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR;TSX:CPH) is a growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and early to late-stage products.

Through multiple transactions, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 06:30e 29-NOV-16